WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

General

The following management discussion and analysis of Western Copper Corporation (Western Copper or the Company) is dated November 8, 2007, and provides an analysis of the Company’s results of operations for the three and nine month periods ended September 30, 2007.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation September 30, 2007 unaudited interim consolidated financial statements, December 31, 2006 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the September 30, 2007 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2006 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (SEC). At November 8, 2007, the Company had 72,769,036 common shares outstanding.

Additional information on the Company can be found filed with Canadian regulators on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Core business

Western Copper Corporation (Western Copper or the Company) is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Carmacks Copper Project and other properties towards production.

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada. The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at November 8, 2007, Western Copper has made $400,000 in advance royalty payments. The Company has also accrued the amount payable relating to 2007.

On April 26, 2007, Western Copper reported the key findings of the independent feasibility study by M3 Engineering and Technology Inc. of Tucson and announced that the study supports the development of the mine. Based on the new reserve (proven and probable) estimate of 10.6 million tonnes, as detailed below, the mine has a six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32, based on 100% equity, the project has an internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

The rapid rise in the exchange rate between the Canadian and the US dollar will have a positive effect on the capital cost estimates as a portion of these costs are based on US dollar quotes that were translated using 0.85 US$/$.

The proven and probable reserve estimate inclusive of mining dilution is as follows:

Class	Tonnes (000’s)	Total Copper (%)	Oxide Copper (%)	Gold (g/tonne)	Silver (g/tonne)
Proven	3,189	1.227	1.028	0.659	6.20
Probable	7,422	0.965	0.822	0.408	3.94
Total	10,611	1.044	0.884	0.483	4.62

Exploration on the site recommenced at the end of March with a view to better defining the southerly extent and structure of the No.1 Zone and identifying an oxide reserve in the adjacent No.7 and No.4 Zones all of which would form part of the open pit. Further drilling was also completed in No.12 and No.13 Zones in order to provide sufficient information to identify an inferred resource in those zones. 17,830 metres of drilling was completed during the season, the majority of which was in the No 1, 7 and 4 Zones. Work is in progress preparing a new resource estimate based on this additional information.

Induced Polarization (IP) reconnaissance work identified a new zone of mineralization, the No 12 East Zone, which was subsequently confirmed by three diamond drill holes. Sufficient information to prepare a resource calculation is unavailable at this time.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Following completion of the feasibility study, Western authorized M3 to commence work on basic engineering and planning for the project.

To support the detailed design work, Western Copper conducted a geotechnical field investigation during the summer. Work focused on the heap leach pad area, the waste rock storage area and various borrow sources on site. The Company also continued its metallurgical program. This program includes large column leaching tests, rinsing and neutralization tests and gold recovery test work.

During the quarter, Western Copper continued its discussions with the Yukon Government in regards to the project’s environmental assessment under the Yukon Environmental Assessment Act. The Yukon Government issued a Comprehensive Study Report on the project for a 30 day public review and comment period. Once the Yukon Government has received all comments, it will consider them and make any changes it deems necessary before issuing a final report.

Screening of the Company’s Project Proposal under the Yukon Environmental and Socio-economic Assessment Act continues. In early October, the Yukon Environmental and Socio-economic Assessment Board (YESAB) formally acknowledged that Western Copper had supplied all necessary information. A draft screening report is expected to be issued for public comment shortly. The Yukon Government will consider this report before deciding to issue the Quartz Mining License.

Based on recent discussions with the Yukon Government and the YESAB, Western Copper does not expect to receive the necessary licenses within the timeframe outlined in the Company’s April 2007 feasibility study. Because the licenses are key to Western Copper’s development plans, this potential delay will set back the project’s overall completion timeline by up to one year. Western Copper will continue to work with the YESAB to complete the environmental screening in order to secure the Quartz Mining License and the Water License as early as possible.

In the forthcoming months, the Company will continue discussions with Yukon Energy with a view to completing a Power Purchase Agreement and the construction of a 12 kilometre power line connecting the proposed mine site to the power grid. Western Copper will also focus on basic engineering and on obtaining quotes for long delivery items.

Casino (Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. The property has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s.

In May 2007, 188 additional claims were staked by the Company to provide a buffer area around the core claims in anticipation of future development, and to cover prospective ground adjacent to the porphyry.

In August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the 161 mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

If a production decision is made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

The Casino deposit is estimated to contain the following NI 43-101 compliant resource:

Resource Category	Material	Cut-off Grade	Tonnes (millions)	Au (g/t)	Cu (%)	Mo (%)	Cu EQ*
Measured & Indicated	Leached Cap	> 0.40 g/t Au	38	0.57	0.07	0.02	N/A
Measured & Indicated	Supergene Oxide	>0.3% Cu Eq	42	0.35	0.33	0.02	0.66
Measured & Indicated	Supergene Sulphide	>0.3% Cu Eq	124	0.32	0.32	0.02	0.66
Measured & Indicated	Hypogene Sulphide	>0.3% Cu Eq	798	0.22	0.20	0.02	0.48
	Total excluding Leached Cap		964	0.24	0.22	0.02	0.51

* Calculation of copper equivalent (CuEQ) was based on the following formula: CuEQ = (Cu%) + (Au g/t x 11.25/17.64) + (Mo% x 99.21/17.64) using metal prices of $0.80 per lb copper, $350 per oz gold and $4.50 per lb molybdenum. The copper equivalent calculations reflect gross metal content and do not account for differences in the relative metallurgical recoveries of gold, copper and molybdenum.

In September 2007, the Company engaged M3 Engineering and Technology to commence work on a pre-feasibility study for the project. Through sub-consultants, Western Copper also commenced work on power supply and transportation studies to assess all development options in those two areas.

In the third quarter, Company and consulting company personnel visited the property. At the same time approximately two tonnes of samples were taken for grinding, flotation and leaching test work.

Geophysical and geochemical surveys were conducted on prospective ground to the southwest of the porphyry that is known to host high grade lead and silver mineralization. The Company is processing the data to identify future drill targets.

Work in the next quarter will focus on the pre-feasibility study and supporting metallurgical test work. The study is scheduled to be complete by the end of the second quarter of 2008. Western Copper does not anticipate any further field work before spring of 2008.

Hushamu (British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by one of Western Copper’s wholly-owned subsidiaries, Moraga Resources Ltd. (Moraga), and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga.

In order to earn 100% interest in the metallic minerals in the Electra property, Western Copper must make the following payments:

  $60,000 in cash on February 3, 2007 (paid); and

  $80,000 in cash on February 3, 2008.

Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper will be required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

The Rupert Block is free of encumbrances.

In February, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The program has generally extended the copper-gold-molybdenum mineralization identified during the previous exploration programs. The Company continues to assess the data and is preparing an internal model of the resource based on the new data.

Over the next quarter, Western Copper will continue to examine the exploration data and various development options for the property.

At a 0.2% copper cut-off grade, the Hushamu deposit is estimated to contain the NI 43-101 compliant resources tabulated below. This estimate has not changed as a result of the recent drilling campaign.

Category	Tonnes (in millions)	Copper grade (%)	Gold grade (g/t)
Measured and Indicated	230.9	0.28	0.31
Inferred	52.8	0.28	0.38

Molybdenum mineralization is contained within the deposit, but insufficient assay data precludes the estimation of a molybdenum resource.

Redstone (Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above.

The Coates Lake area has the following estimated mineral resource at a 2.5% copper cut-off grade:

Category	Tonnes (in millions)	Copper grade (%)	Silver grade (g/t)
Inferred	33.6	3.92	9.0

Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The remainder of the Redstone property is not subject to royalties.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia, to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 4). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In September 2005, Queenston Mining Inc. (Queenston) signed an option and joint venture agreement whereby Queenston could earn an interest in the property through staged exploration expenditures. On August 13, 2007, Queenston Mining Inc. (Queenston) terminated its option on the Sierra Almoloya property. As a result of this termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Selected quarterly financial information
In Canadian dollars, as at and for the quarters ended (unaudited):

	9/30/07	6/30/07	3/31/07	12/31/06
	$	$	$	$
Loss for the quarter	385,067	2,003,538	1,732,046	2,176,471
Loss per share – basic and diluted[1]	0.01	0.03	0.02	0.04
Mineral properties	55,395,547	51,097,993	47,265,078	46,507,499
Cash, cash equivalents, and short-term investments	26,324,280	30,441,934	34,564,486	37,082,010
Total assets	82,000,958	81,968,869	82,777,429	84,005,656

	9/30/06	6/30/06	3/31/06	12/31/05
	$	$	$	$
Loss for the quarter	908,371	44,212	113,131	74,848
Loss per share – basic and diluted[1]	0.02	-	-	-
Mineral properties	4,523,514	4,523,514	4,423,514	4,423,514
Cash, cash equivalents, and short-term investments	37,938,011	31,361,349	1,000	-
Total assets	42,696,710	42,321,945	4,548,386	4,532,841

1. Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

Results of operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

Exploration expenses	-	1,496,027	2,512,439	1,904,878

ADMINISTRATIVE EXPENSES
Accounting and legal	85,183	89,658	332,886	235,376
Office and administration	532,036	512,721	1,654,666	832,136
Promotion and travel	81,901	157,226	526,607	282,036
Regulatory and filing fees	3,865	23,286	78,471	168,852
	702,985	782,891	2,592,630	1,518,400

Loss before other items	702,985	2,278,918	5,105,069	3,423,278

OTHER ITEMS
Gain on marketable securities	-	(1,051,764)	-	(1,922,340)
Interest income	(318,995)	(309,131)	(994,800)	(426,032)
Foreign exchange	1,077	(9,652)	10,382	(9,192)

Loss and comprehensive loss for
the period	385,067	908,371	4,120,651	1,065,714

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the nine months ended September 30, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year compared to all mineral property costs deferred by Western Silver during that year. The financial discussion focuses on Western Copper’s operations during the three and nine months ended September 30, 2007.

Western Copper had a loss of $385,000 ($0.01 per common share) for the three months ended September 30, 2007. The third quarter loss in the current year is lower than the loss recorded over the same period in the previous year due largely to the fact that the Company has been capitalizing exploration costs related to the Carmacks Copper Project since the release of the feasibility study on April 26, 2007. Exploration expenses in the third quarter of 2006 related to the Carmacks Copper Project. During the three months ended September 30, 2006, exploration costs were largely offset by a gain on the sale of the last of Western Copper’s marketable securities. The marketable securities had been transferred as part of the plan of arrangement between Western Silver Corporation and Glamis Gold Ltd.

The scale of the Company’s operations in 2007 has remained consistent with 2006. As a result, administrative expenses for the three month period ended September 30, 2007 are comparable to the prior year. Promotion and travel expenses decreased slightly during the third quarter of this year compared to the same quarter in 2006 because of variations in the allocation of wages and stock-based compensation.

Western Copper has been capitalizing all costs incurred on its other mineral properties. All mineral property costs incurred during the three months ended September 30, 2007 are discussed in the liquidity and capital resources section of this management discussion and analysis.

The most significant component of administrative expenses during the three months ended September 30, 2007 is compensation. During the third quarter of 2007, the Company expensed $164,000 in wages and salaries and $203,000 in stock-based compensation. These costs have been allocated to the following line items:

Wages and salaries	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION	-	107,500	159,866	167,627

ADMINISTRATIVE
Office and administration	150,600	132,866	477,903	214,533
Promotion and travel	13,750	50,208	63,099	86,296

	164,350	290,574	700,868	468,456

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Stock-based compensation	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION	-	89,491	106,715	149,151

ADMINISTRATIVE
Office and administration	188,113	196,878	573,447	328,132
Promotion and travel	14,902	42,508	41,526	70,847

	203,015	328,877	721,688	548,130

Western Copper earned $319,000 in interest income during the three months ended September 30, 2007. The interest was earned on cash deposits at banks. $309,000 was earned during the same period in the prior year. Lower cash balances were offset by higher interest rates in 2007.

Liquidity and capital resources

At September 30, 2007, the Company had $26.3 million in cash and cash equivalents. Cash and cash equivalents comprise cash deposits held at banks. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in)
Operating activities	(133,212)	(1,029,909)	(3,630,839)	(1,805,135)
Financing activities	12,800	6,411,639	447,700	37,666,347
Investing activities[1]	(3,997,242)	1,194,932	27,217,397	2,076,799

Increase (decrease) in cash and cash
equivalents during the period	(4,177,654)	6,576,662	24,034,258	37,938,011

Cash and cash equivalents – beginning	30,441,934	31,361,349	2,290,022	-

Cash and cash equivalents – ending	26,324,280	37,938,011	26,324,280	37,938,011

1. Cash provided by investing activities during the nine months ended September 30, 2007 is due to the redemption of short-term investments. Please see ‘investing activities’, below, for more information.

Operating activities

Western Copper expended $133,000 during the three months ended September on operating activities. The majority of the cash was used in wages and salaries, as defined under ‘results of operations’ and other administrative expenses.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Financing activities

Stock option exercises have been the only financing activities in 2007. The Company received $13,000 as a result of stock option exercises during the third quarter of 2007. Over the same three month period in 2006, Western Copper received $317,000 from stock option exercises and $6.1 million as part of the transfer of assets from Western Silver Corporation.

Investing activities

Western Copper expended $4.0 million on investing activities during the three months ended September 30, 2007. During the second quarter of 2007, Western Copper cashed its Guaranteed Investment Certificate in the amount of $33.1 million. This transaction accounts for the large amount of cash provided from investing activities during the nine months ended September 30, 2007.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. However, mineral property costs incurred are a good measure of Western Copper’s investing activities relating to its mineral properties.

The following table summarizes the costs capitalized on Western Copper’s properties during the three months ended September 30, 2007.

	Carmacks	Casino	Hushamu	Redstone
	Copper Project
	$	$	$	$

June 30, 2007	6,971,396	14,007,311	17,903,784	11,896,196

Exploration	1,143,063	125,642	13,761	-
Engineering studies	38,741	64,920	-	-
Interim engineering	1,370,150	-	-	-
Permitting	135,670	-	4,049	-
Metallurgical testing	132,288	9,050	-	-
Option payment	-	1,000,000	-	-
Claims maintenance	-	2,110	1,362	-
Salary and wages	94,000	33,500	17,500	3,250
Stock-based compensation	72,965	20,515	12,946	2,072
	2,986,877	1,255,737	49,618	5,322

September 30, 2007	9,958,273	15,263,048	17,953,402	11,901,518

a)	Carmacks Copper Project

During the three months ended September 30, 2007, Western Copper continued its drilling activities to better define Zones 4 and 7. Costs related to this drill program make up the majority of the expenditures allocated to the exploration line item in the table above. During the most recent quarter, the Company also performed geotechnical drilling and other interim engineering work in preparation for the development of the project.

b)	Casino

On August 9, 2007, Western Copper paid $1 million to exercise its option on the Casino property. During the third quarter, the Company also incurred $125,000 relating to surveying and $65,000 relating to the pre- feasibility study on the Casino property.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

c)	Hushamu

The first phase of Western Copper’s exploration program on its Hushamu property was substantially completed during the second quarter of 2007. A total of 4,300 metres were drilled from early February to June 2007.

Related party transactions

During the nine months ended September 30, 2007, the Company charged rent to one of its directors in the amount of $5,464 (2006 - $2,916). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss.

Contractual obligations

The Company’s has a commitment relating to its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2007	67,874
2008	271,494
2009	226,244
Thereafter	-
Total	565,612

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of September 30, 2007.

Management has concluded that, as of September 30, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He also has the responsibility to prepare and to review the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development and the best interests of its shareholders, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, financial reports are also reviewed by the Disclosure Committee and the Audit Committee prior to their release.

Changes in accounting policies

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

a)      Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

  Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale”. Due to their short- term nature, management believes that their carrying value approximates their fair value;

  Other receivables and advances are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b)        Section 1530, Comprehensive Income, introduces a new financial statement “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the nine months ended September 30, 2007.

c)        Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the nine months ended September 30, 2007.

Risks and uncertainties

Capital resources

The Company is an exploration a stage enterprise with insufficient revenue to meet its annual capital needs. The Company has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. The Company may not be able to continue to raise funds to pursue future exploration and development programs.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment of the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.